UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 16)

Putnam New York Investment Grade Municipal Trust (PMN)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

746921105

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. _____

CUSIP No.: 746921105

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  0

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  0

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

0.00%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. ("Amendment No. 16") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby amended as follows:

KIM, an independent investment advisor, no longer owns shares of PMN on behalf of accounts that are managed by it under limited powers of attorney (the “Accounts”). All funds utilized in making prior purchases or funds received from dispositions of PMN are from such Accounts.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a) As of the date of this Report, KIM no longer owns any shares of PMN. George W. Karpus presently owns no shares of PMN. He purchased shares on August 8, 12, 14, and 20, 2002 at $12.56 (4,400 shares), August 13, 2003 at $11.78 (5,000 shares), October 7 at $11.70 (600 shares), November 30, 2006 at $12.32 (2,000 shares), December 4, 2006 at $12.58 (1,000 shares). George W. Karpus sold 250 shares on February 21, 2006 at $12.38, 600 shares on February 22, 2006 at $12.36, 175 shares on March 22, 2006 at $12.04, 300 shares on April 19, 2006 at $11.96 and 200 shares on March 5, 2007 at $13.87, March 12, 2007 at $13.86 (22,230 shares) and on March 13, 2007 at $13.86 (145 shares). Karpus Management, Inc. presently owns no shares of PMN. KMI purchased shares on January 27, 2004 at $12.47, November 27, 2006 at $12.37 (200 shares) and November 28, 2006 at $12.38 (50 shares). Karpus Management, Inc. sold 50 shares on February 21, 2006 at $12.38, 200 shares on February 22, 2006 at $12.36, March 22, 2006 at $12.06 (50 shares), April 19, 2006 at $11.97 (100 shares), March 12, 2007 at $13.86 (2,335 shares) and on March 13, 2007 at $13.86 (15 shares). Jo Ann Van Degriff presently owns no shares of PMN. Ms. Van Degriff purchased shares on April 21 and 22, 2003 at $11.92 (1500 shares), and June 17 at $12.38 (1500 shares). Jo Ann Van Degriff sold 50 shares on February 21, 2006 at $12.38, 200 shares on February 22, 2006 at $12.36, 50 shares on March 22, 2006 at $12.04, 100 shares on April 19, 2006 at $11.97, March 12, 2007 at $13.86 (2,530 shares)and March 13, 2007 at $13.86 (20 shares). Urbana Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 7.91%. Urbana Partners, L.P. currently owns no shares of PMN. None of the other Principals of KIM presently own shares of PMN.

(b) KIM has the sole power to dispose of and to vote all of such Shares for the Accounts under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases or dispositions:

 Date Shares Price Per Share
 1/12/2007 100  $12.59
 1/16/2007 5,700  $12.52
 2/1/2007 1,000  $12.62
 2/5/2007 3,900  $13.16
 2/6/2007 3,500  $13.34
 2/7/2007 10,000  $13.37
 2/13/2007 2,500  $13.42
 2/16/2007 -1,150  $13.62
 2/23/2007 2,500  $13.60
 2/28/2007 -1,500  $13.80
 3/5/2007 -2,000  $13.87
 3/12/2007 -288,565  $13.86
 3/13/2007 -38,050  $13.86
(d) Not applicable.

(e) KIM ceased to be the beneficial owner of more than five percent of a class of PMN's securities on March 12, 2007.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

On March 9, 2007, Karpus Management, Inc. entered into agreements concerning voting of PMN securities. See Exhibits A and B attached hereto.

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended as follows:

See Exhibits A and B attached hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Sharon L. Thornton
Title:   Director of Investment Personnel and Senior Analyst
Date:   March 20, 2007

EXHIBIT A
Durable General Power of Attorney

DURABLE GENERAL POWER OF ATTORNEY

NEW YORK STATUTORY SHORT FORM

 THE POWERS YOU GRANT BELOW CONTINUE TO BE EFFECTIVE
SHOULD YOU BECOME DISABLED OR INCOMPETENT
(CAUTION: THIS IS AN IMPORTANT DOCUMENT. IT GIVES THE PERSON WHOM YOU DESIGNATE (YOUR "AGENT") BROAD POWERS TO HANDLE YOUR PROPERTY DURING YOUR LIFETIME, WHICH MAY INCLUDE POWERS TO MORTGAGE, SELL OR OTHERWISE DISPOSE OF ANY REAL OR PERSONAL PROPERTY WITHOUT ADVANCE NOTICE TO YOU OR APPROVAL BY YOU. THESE POWERS WILL CONTINUE TO EXIST EVEN AFTER YOU BECOME DISABLED OR INCOMPETENT. THESE POWERS ARE EXPLAINED MORE FULLY IN NEW YORK GENERAL OBLIGATIONS LAW, ARTICLE 5, TITLE 15, SECTIONS 5-1502A THROUGH 5-1503, WHICH EXPRESSLY PERMIT THE USE OF ANY OTHER OR DIFFERENT FORM OF POWER OF ATTORNEY.

THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL OR OTHER HEALTH CARE DECISIONS. YOU MAY EXECUTE A HEALTH CARE PROXY TO DO THIS.

 IF THERE IS ANYTHING ABOUT THIS FORM THAT YOU DO NOT UNDERSTAND, YOU SHOULD ASK A LAWYER TO EXPLAIN IT TO YOU.)

 THIS is intended to constitute a DURABLE GENERAL POWER OF ATTORNEY pursuant to Article 5, Title 15 of the New York General Obligations Law:

I, George Karpus, President of Karpus Management Inc. d/b/a Karpus Investment Management ("KIM"), do hereby appoint:

  Stephen C. Miller and Joel L. Terwilliger, 2344 Spruce Street, Suite A, Boulder, CO 80304
   (If 1 person is to be appointed agent, insert the name and address of your agent above)
(If 2 or more persons are to be appointed agents by you insert their names and addresses above) my attorney(s)-in-fact TO ACT

(If more than one agent is designated, choose one of the following two choices by putting your initials in one of the blank spaces to the left of your choice:)

(GK)  Each agent may SEPARATELY act.

(___)  All agents must act TOGETHER.
 (If neither blank space is initialed, the agents will be required to act TOGETHER)
IN MY NAME, PLACE AND STEAD in any way which I myself could do, if I were personally present, with respect to the following matters as each of them is defined in Title 15 of Article 5 of the New York General Obligations Law and to the extent that I am permitted by law to act through an agent.

(DIRECTIONS: Initial in the blank space to the left of your choice any one or more of the following lettered subdivisions as to which you want to give your agent authority. If the blank space to the left of any particular lettered subdivision is NOT initialed, NO AUTHORITY WILL BE GRANTED for matters that are included in that subdivision. Alternatively, the letter corresponding to each power you wish to grant may be written or typed on the blank line in subdivision "(Q)", and you may then put your initials in the blank space to the left of subdivision "(Q)" in order to grant each of the powers so indicated)

(___)    (A) real estate transactions;

(___) (B) chattel and goods transactions;

(___)    (C) bond, share and commodity transactions;

(___)    (D) banking transactions;

(___)    (E) business operating transactions;

(___)    (F) insurance transactions;

(___)    (G) estate transactions;

(___)    (H) claims and litigation;

(___)    (I) personal relationships and affairs;

(___)    (J)  benefits from military service;

(___)    (K) records, reports and statements;

(___)    (L) retirement benefit transactions;

(___)    (M) making gifts to my spouse, children and more remote descendants, and parents, not to exceed in the aggregate $12,000 to each of such persons in any year;

(___)    (N) tax matters;

(___)    (O) all other matters;

(___)    (P)      full and unqualified authority to my attorney(s)-in-fact to delegate any or all of the foregoing powers to any person or persons whom my attorney(s)-in-fact shall select;

(___)    (Q) each of the above matters identified by the following letters:

(GK) To vote the shares (the "Shares") of Common Stock, par value $0.001 per share, of Putnam New York
 Investment Grade Municipal Trust, a Massachusetts business trust with the ticker symbol "PMN"
 (the "Fund") which KIM is entitled to vote at the May 15, 2007 Special Meeting of Shareholders
 (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof (collectively, the "Meeting"), and sign on KIM's behalf proxy cards relating to the Shares and the Meeting.
(Special provisions and limitations may be included in the statutory short form durable power of attorney only if they conform to the requirements of Section 5-1503 of the New York General Obligations Law.)

  This durable power of attorney shall not be affected by my subsequent disability or incompetence.

If every agent named above is unable or unwilling to serve, I appoint to be my agent for all purposes hereunder.

TO INDUCE ANY THIRD PARTY TO ACT HEREUNDER, I HEREBY AGREE THAT ANY THIRD PARTY RECEIVING A DULY EXECUTED COPY OR FACSIMILE OF THIS INSTRUMENT MAY ACT HEREUNDER, AND THAT REVOCATION OR TERMINATION HEREOF SHALL BE INEFFECTIVE AS TO SUCH THIRD PARTY UNLESS AND UNTIL ACTUAL NOTICE OR KNOWLEDGE OF SUCH REVOCATION OR TERMINATION SHALL HAVE BEEN RECEIVED BY SUCH THIRD PARTY, AND I FOR MYSELF AND FOR MY HEIRS, EXECUTORS, LEGAL REPRESENTATIVES AND ASSIGNS, HEREBY AGREE TO INDEMNIFY AND HOLD HARMLESS ANY SUCH THIRD PARTY FROM AND AGAINST ANY AND ALL CLAIMS THAT MAY ARISE AGAINST SUCH THIRD PARTY BY REASON OF SUCH THIRD PARTY HAVING RELIED ON THE PROVISIONS OF THIS INSTRUMENT.

  THIS DURABLE GENERAL POWER OF ATTORNEY MAY BE REVOKED BY ME AT ANY TIME.

  IN WITNESS WHEREOF I have hereunto signed my name this 9th day of March, in the year 2007.

    (YOU SIGN HERE:) = = > /s/
       ________________________________
       By:  George Karpus
       Title: President, KIM
STATE OF NEW YORK, COUNTY OF MONROE ss.:

On the 9th day of March in the year 2007, before me, the undersigned, personally appeared, George Karpus, President of KIM, personally known to me or proved to me on the basis of satisfactory evidence to be the individual(s) whose name(s) is (are) subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their capacity(ies), and that by his/her/their signature(s) on the instrument, the individual(s), or the person on behalf of which the individual(s) acted, executed the instrument.

[NOTE: if the acknowledgment of the principal is taken outside NY State, please enter the name of the State or country in the caption above. In such case, the following lines are added to and made a part of this acknowledgment:

 and that such individual made such appearance before the undersigned in the

(insert the city or other political subdivision and the State or country or other place the acknowledgment was taken)]

    ________________________________
    (Notary Public)

EXHIBIT B
Irrevocable Proxy

IRREVOCABLE PROXY

Karpus Management Inc. d/b/a Karpus Investment Management ("KIM") does hereby appoint Stephen C. Miller and Joel L. Terwilliger, and each of them, with full power of substitution in the premises, to vote all of the shares (the "Shares") of Common Stock, par value $0.001 per share, of Putnam New York Investment Grade Municipal Trust, a Massachusetts business trust with the ticker symbol "PMN" (the "Fund") which KIM is entitled to vote at the May 15, 2007 Special Meeting of Shareholders (and any postponements or adjournments thereof) or any other meeting, general or special, of the shareholders of the Fund that is held after the date hereof and the record date for which was prior to the date hereof (collectively, the "Meeting").

The proxy granted herein shall be irrevocable, shall be deemed to be coupled with an interest and shall revoke all prior proxies granted by KIM with respect to the Shares. KIM shall deliver to the proxies named all materials subsequently received by KIM with respect to the Meeting necessary or incidental to exercise the proxy.

KIM shall not grant any proxy to any person which conflicts with the proxy granted herein and any attempt to do so shall be void.

Dated:  March 9, 2007

      /s/
      -------------------------------------------
      By:   George Karpus
      Title:   President